

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
Kathleen A. Winters
Vice President and Controller
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

Re: **Honeywell International Inc.**
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-08974

Dear Ms. Winters:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Cybersecurity incidents could disrupt business operations, page 12

1. We note that you rely on information technology and systems for many of your business operations. We also note that you disclose that you employ comprehensive measures to prevent, detect, address and mitigate threats to your technology and systems. Please describe to us the types of cybersecurity threats and attacks that you have experienced recently and the related consequences. In addition, tell us what consideration you gave to tailoring your risk factor disclosure to more clearly state that you have been subject to attacks in the past and to highlight the potential consequences of the types of attacks that are most concerning to you. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion and Analysis, page 23

Critical Accounting Policies, page 47

Sales Recognition on Long-Term Contracts, page 52

2. We note your disclosure that you recognized approximately 16 percent of your total net sales using the percentage-of-completion method for long-term contracts in your Automation and Control Solutions, Aerospace and Performance Materials and Technologies segments and revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Please tell us the aggregate gross amounts of favorable and unfavorable changes in estimates recognized in 2011, 2010 and 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Lauren Nguyen at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief